After further discussion, upon motion duly made and seconded, and by vote of the full Board, including a majority of those Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended, it was unanimously

VOTED:

That the form and amount of the fidelity bond for PAS U.S. Opportunity Fund of Funds for the December 19, 2006 through February 14, 2008 coverage period, issued by the Chubb Group of Insurance Companies, providing coverage in the total amount of $1,000,000 for any larcent or embezzlement committed by any covered person, be, and it hereby is, determined to be reasonable in form and amount, taking into due consideration all relevant factors, including, but not limited to, the value of the aggregate assets of each series of the Trust to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, and the nature of the portfolio securities of each series of the Trust.

FURTHER VOTED:	That the premium to be paid by the Trust for said fidelity bond’s coverage period be, and it hereby is, approved.

FURTHER VOTED:

That Thomas Wronski, Peter Burd or any officer of the Trust be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said fidelity bond, as required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended.

FURTHER VOTED:

That Thomas Wronski, Peter Burd or any officer of the Trust be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Trust, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.